UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
 Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2025
Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from ___ to ___
Commission file number: 001-12297
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Penske Automotive Group Employee Stock Ownership 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group Employee Stock Ownership 401(k) Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Supplemental Schedules

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025	3
Notes to Financial Statements as of December 31, 2025 and 2024 and for the year ended December 31, 2025	4
Supplemental Schedules*
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions	11

*All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	12

Signature	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Penske Automotive Group Employee Stock Ownership 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group Employee Stock Ownership 401(k) Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2025, and the schedule of delinquent participant contributions for the year ended December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan

June 17, 2026

We have served as the auditor of the Plan since 1999.

Penske Automotive Group Employee Stock Ownership 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	December 31,
	2025	2024

Assets:
Investments at fair value	$1,217,081,782	$1,034,965,862
Receivables:
Participant contributions	3,110,523	6,273,231
Employer match contributions	1,622,709	5,819,981
Due from broker	1,967	71,698
Notes receivable from participants	28,013,120	26,617,561
Total receivables	32,748,319	38,782,471
Total assets	1,249,830,101	1,073,748,333

Liabilities:
Participant refunds payable	13,776	39,443
Total liabilities	13,776	39,443
Net assets available for benefits	$1,249,816,325	$1,073,708,890

See accompanying notes to the financial statements.

Penske Automotive Group Employee Stock Ownership 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Investment income:
Net appreciation in fair value of investments	$167,138,547
Interest and dividends	6,899,223
Net investment gain	174,037,770

Contributions:
Participant contributions	73,006,065
Employer match contributions	25,057,392
Participant rollover contributions	6,324,590
Total contributions	104,388,047

Distributions to participants	(101,586,865)
Administration fees	(731,517)

Increase in net assets	176,107,435

Net assets available for benefits, beginning of year	1,073,708,890
Net assets available for benefits, end of year	$1,249,816,325

See accompanying notes to the financial statements.

Penske Automotive Group Employee Stock Ownership 401(k) Plan
Notes to Financial Statements
1. Description of the Plan
(a) General
The following description of the Penske Automotive Group Employee Stock Ownership 401(k) Plan, as amended through December 31, 2025, (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan. Effective October 1, 2025, the Plan was restated and renamed the Penske Automotive Group Employee Stock Ownership 401(k) Plan from the Penske Automotive Group 401(k) Savings and Retirement Plan. The Plan includes an employee stock ownership plan ("ESOP") feature for the portion of the Plan invested in Penske Automotive Group, Inc. common stock. Participants invested in Company common stock may elect to receive dividends in cash or to have such dividends reinvested in Company common stock.
The Plan is a defined contribution employee stock ownership plan ("ESOP") as defined in Internal Revenue Code ("Code") Section 4975(e)(7), with a cash or deferred arrangement under Code section 401(k) (commonly referred to as an ESOP/KSOP Plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) and its subsidiaries, including eligible employees of Premier Truck Group (“PTG”), in the United States who meet the Plan's eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the designated administrator of the Plan and has delegated authority to the Penske Automotive Group Employee Stock Ownership 401(k) Plan and Deferred Compensation Plan Committee (the "Committee"), who has responsibility for management of Plan assets and the Plan's investment policy, as well as for reviewing the performance of the Plan’s investments. Certain asset-based fees are paid by the Plan participants. Principal Financial Group ("Principal") serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.
(b) Legislation
The SECURE 2.0 Act of 2022 (“SECURE 2.0”), signed into law on December 29, 2022, makes significant changes to existing law for retirement plans by building upon provisions in the SECURE Act of 2019. SECURE 2.0 introduces new requirements and considerations for plan sponsors that are intended to expand coverage, increase savings, preserve income, and simplify plan rules and administrative procedures. Each of the provisions in SECURE 2.0 has its own effective date ranging from the date of enactment to 2028 and beyond, with the bulk of the provisions having become effective in 2023 and 2024. The Plan is required to be amended in regard to the applicable requirements of SECURE 2.0 by December 31, 2026.
(c) Eligibility
Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.
(d) Participant Accounts
Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings. Participant accounts are also charged with recordkeeping administrative fees. Cash dividends on shares of Company common stock allocated to participants' Plan accounts under the ESOP portion of the Plan (the "ESOP Portion") are passed through to such participants. Participants provide voting directions with respect to the investment funds in which their Plan accounts are invested including, without limitation, voting directions with respect to shares of Company common stock allocated to their Plan accounts under the Plan's ESOP Portion. Non-directed shares of Company common stock in the ESOP Portion are voted proportionally to all other participant directions received.

(e) Contributions
Under the provisions of the Plan, new employees are automatically enrolled in the Plan at a deferral rate of 2% of eligible employee compensation. Participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 75% of compensation. Participants may adjust their deferral percentage at any time. Highly compensated employees (“HCEs”) are limited to deferring up to 10% of compensation. The Plan provides for both pre-tax contributions and after-tax (Roth) contributions. Such contributions may not exceed Internal Revenue Code (“IRC”) 402(g) limitations ($23,500 in 2025). The Plan also permits participants who are age 50 or older to make additional catch-up contributions (up to $7,500 in 2025). Participants who attain age 60 through 63 during 2025 are eligible to make additional catch-up contributions (up to $11,250 in 2025). A participant’s elective contributions and any related Employer Match Contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate State Street Global Advisors target retirement lending fund (“Default Investment”).
In addition to any pre-tax or Roth contributions, the Plan allows participants to make voluntary after-tax contributions and in-plan Roth conversions, allowing participants to convert voluntary after-tax contributions and earnings to a Roth account. Participants may contribute up to 100% of eligible pay, and in conjunction with the Plan restatement on October 1, 2025, discussed above, the percentage that HCEs may contribute was increased from 9% to 10% of eligible pay subject to the annual additions limitation under Section 415(c) of the IRC ($70,000 for 2025). These voluntary after-tax contributions can be withdrawn any time prior to an in-plan Roth conversion with up to two withdrawals allowed in a 12-month period.
The Plan Sponsor funds discretionary matching contributions at a level of 62.5% of the first 4% of eligible salary deferrals for most participants and at a level of 50% of the first 6% of eligible salary deferrals for participants of PTG (“Employer Match Contributions”). Eligible salary deferrals used to determine discretionary matching contributions may not exceed IRC 401(a)(17) limitations ($350,000 in 2025). Employer Match Contributions are invested based on participant investment elections or in the Default Investment if the participant did not make an election.
There were no rollover contributions by employees hired as a result of acquisitions during 2025.
(f) Notes Receivable from Participants
Participants may take loans from their accounts from a minimum of $1,000 up to the lesser of a defined amount or $50,000. Loan terms are limited to one to five years, or up to fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest are paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12-month period.
(g) Vesting
Employee contributions to the Plan vest immediately. Employer Match Contributions for all non-collective bargaining employees vest upon the attainment by the participant of three years of credited service and for collective bargaining employees vest as specified in the applicable collective bargaining agreement, in each case subject to automatic vesting on certain specified events. Any dividends attributable to shares of Company common stock in a Participant's ESOP Portion also vest immediately.
(h) Investments
As of December 31, 2025, participant investment options consisted primarily of common collective trust funds, employer securities, mutual funds, and a self-directed brokerage account. Participants are generally permitted to change investment options daily. Transfers and contributions into the self-directed brokerage account are limited to 50% of a participant’s total investments. Investments within the self-directed brokerage account are restricted to taxable mutual funds, taxable fixed-income securities, and equities listed on regulated U.S. securities exchanges.

(i) Payment of Benefits
Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive distributions from the Plan, which may be in a single lump sum or partial cash payments and which, in certain circumstances, may be in Company common stock. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service (“IRS”) regulations.
(j) Forfeited Accounts
As of December 31, 2025 and 2024, forfeited non-vested assets totaled $107,935 and $57,017, respectively, representing balances remaining after applying forfeitures to Employer Match Contributions. During 2025, approximately $962,595 of Employer Match Contributions were paid by the Plan Sponsor using forfeited amounts.
2. Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b) Investment Valuation and Income Recognition
The Plan’s investments in Company common stock, mutual funds, and the self-directed brokerage account are stated at fair value as determined by quoted market prices. The Plan’s investments in common collective trust funds are stated using the net asset value of the investment as a practical expedient as determined by the issuer of the funds and based on the fair value of the underlying investments held by the funds, discussed further below. The Plan’s investment in the Galliard Stable Return Fund (the “Fund”) is a common collective trust fund stated at net asset value and is valued based on the underlying investments in the Fund. The Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts.
The Plan’s investments in common collective trust funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value, is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under the provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value. There are no restrictions on redemptions or unfunded commitments as of December 31, 2025 and 2024.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
(c) Contributions Receivable
Employee contributions and employer matching contributions that are earned during the Plan year but not yet paid until after the Plan year ended are accrued and recorded as contributions receivable on the statements of net assets available for benefits. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
(d) Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
(e) Payment of Benefits
Benefit payments are recorded upon distribution. Amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, were $287,383 and $98,727 as of December 31, 2025, and 2024, respectively.

(f) Excess Contributions
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding increase in distributions. Excess contributions are distributed to the applicable participants in the subsequent plan year. During 2025 and 2024, certain HCEs deferred a portion of their compensation in excess of the Plan limit, and a participant refund payable of $13,776 and $39,443 at December 31, 2025 and 2024, respectively, has been recorded relating to excess contributions.
(g) Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions, and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.
(h) Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk (including the impact of macro-economic and geo-political conditions and events), and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
(i) Subsequent Event
Subsequent to December 31, 2025, the Company approved a plan to merge a separate defined contribution 401(k) savings and retirement plan for professionals employed at certain dealerships owned by the Company (the “Merging Plan”) into the Plan. The merger is expected to be effective during the second half of 2026, subject to the completion of customary administrative procedures. Upon completion of the merger, all assets and liabilities of the Merging Plan will be transferred to the Plan, and participants in the Merging Plan will become participants in the Plan. The assets of the Merging Plan, as of December 31, 2025, were approximately $180 million. The accompanying financial statements for the year ended December 31, 2025 do not reflect the impact of this planned merger.
3. Fair Value Measurements
The Financial Accounting Standards Board has established a single authoritative definition of fair value and has established the following three-tier hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value:
Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The availability of observable market data is monitored by the Plan’s management to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Below is a summary of assets measured at fair value on a recurring basis and assets measured at net asset value:

		Fair Value Measurement
Total Investments	December 31, 2025	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$1,000,596,721	$—	$—	$—
Employer Securities	60,790,842	60,790,842	—	—
Mutual Funds	150,313,636	150,313,636	—	—
Self-Directed Brokerage Account	5,380,583	5,380,583	—	—
Total	$1,217,081,782	$216,485,061	$—	$—

		Fair Value Measurement
Total Investments	December 31, 2024	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$845,820,377	$—	$—	$—
Employer Securities	63,740,012	63,740,012	—	—
Mutual Funds	123,628,937	123,628,937	—	—
Self-Directed Brokerage Account	1,776,536	1,776,536	—	—
Total	$1,034,965,862	$189,145,485	$—	$—
(1)The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.
4. Exempt Party-in-Interest Transactions
As of December 31, 2025 and 2024, the Plan held 384,047 and 418,132 shares, respectively, of Penske Automotive Group, Inc. Common Stock with a cost basis of $34,820,986 and $34,821,614, respectively. The fair value of Penske Automotive Group, Inc. Common Stock held by the Plan was $60,790,842 and $63,740,012 at December 31, 2025 and 2024, respectively. The Plan issues loans to participants, which are secured by the vested balances in the participants' accounts. During 2025, the Plan also had revenue-sharing arrangements whereby, for selected investment options, the fund managers returned a portion of the investment fees to the plan participants. Revenue-sharing activity of these funds was not significant.
5. Plan Termination
Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the terms of the Plan and the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.
6. Federal Income Tax Status
The Plan uses a pre-approved plan document sponsored by Principal. Principal received an opinion letter from the IRS, dated June 30, 2020, which states that the pre-approved Plan document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS since adopting the pre-approved Plan document effective October 1, 2025. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7. Nonexempt Party-in-Interest Transactions
During the year ended December 31, 2025, the Company failed to remit $4,529 of certain participant contributions to the trustee in a timely manner as required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. Participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.
During the year ended December 31, 2024, the Company failed to remit $22,837 of certain participant contributions to the trustee in a timely manner as required by DOL Regulation 2510.3-102. Of this amount, $22,107 was corrected during the 2025 plan year. In 2025, the Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. Participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2025 and 2024 to the Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$1,249,816,325	$1,073,708,890
Less:
Participant contributions receivable	3,110,523	6,273,231
Employer match contributions receivable	1,622,709	5,819,981
Plus:
Participant refunds payable	13,776	39,443
Net assets available for benefits per the Form 5500	$1,245,096,869	$1,061,655,121
The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2025, to the Form 5500:

Total contributions per the financial statements	$104,388,047
Add:
Participant contributions receivable - December 31, 2024	6,273,231
Employer match contributions receivable - December 31, 2024	5,819,981
Participant refunds payable - December 31, 2025	13,776
Less:
Participant contributions receivable - December 31, 2025	3,110,523
Employer match contributions receivable - December 31, 2025	1,622,709
Participant refunds payable - December 31, 2024	39,443
Total contributions per the Form 5500	$111,722,360
* * *

Penske Automotive Group Employee Stock Ownership 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025
Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value**	Current Value

COMMON COLLECTIVE TRUST FUNDS
GALLIARD STABLE RETURN FUND	$84,516,212
NORTHERN TRUST S&P 500 INDEX LENDING FUND	229,143,536
SSGA TARGET RETIREMENT 2070 LENDING FUND	1,175,944
SSGA TARGET RETIREMENT 2065 LENDING FUND	20,400,029
SSGA TARGET RETIREMENT 2060 LENDING FUND	35,084,640
SSGA TARGET RETIREMENT 2055 LENDING FUND	62,253,443
SSGA TARGET RETIREMENT 2050 LENDING FUND	84,362,586
SSGA TARGET RETIREMENT 2045 LENDING FUND	93,624,455
SSGA TARGET RETIREMENT 2040 LENDING FUND	86,691,634
SSGA TARGET RETIREMENT 2035 LENDING FUND	90,757,247
SSGA TARGET RETIREMENT 2030 LENDING FUND	76,122,878
SSGA TARGET RETIREMENT 2025 LENDING FUND	49,061,300
SSGA TARGET RETIREMENT INCOME LENDING FUND	27,597,080
SSGA U.S. BOND INDEX LENDING SERIES FUND	18,427,809
SSGA GLOBAL CAP EQUITY EX-US LENDING FUND	24,583,031
PIMCO TOTAL RETURN COLLECTION TRUST FUND	16,794,897
TOTAL COMMON COLLECTIVE TRUST FUNDS	1,000,596,721

EMPLOYER SECURITIES
*PENSKE AUTOMOTIVE GROUP, INC. COMMON STOCK	60,790,842

MUTUAL FUNDS
DODGE & COX INTERNATIONAL STOCK FUND	32,650,767
COHEN & STEERS REAL ESTATE SECURITIES FUND	1,100,322
FULLER & THALER BEHAVIORAL SMALL-CAP EQUITY FUND	5,991,597
VANGUARD SMALL-CAP INDEX FUND	4,506,047
VANGUARD MID-CAP INDEX FUND	36,251,367
VANGUARD STRATEGIC EQUITY FUND	69,813,536
TOTAL MUTUAL FUNDS	150,313,636

BROKERAGE ACCOUNT
SELF-DIRECTED BROKERAGE ACCOUNT	5,380,583

*PARTICIPANT LOANS (MATURING 2025 TO 2040 AT INTEREST RATES OF 4.25% - 10.50%)	28,013,120
TOTAL	$1,245,094,902
* Represents a party-in-interest to the plan
** Cost information is not required for participant-directed investments and therefore is not included

Penske Automotive Group Employee Stock Ownership 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2025
Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Participant Contributions Transferred Late to Plan

		Total that Constitutes Nonexempt Prohibited Transactions
Plan Year	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2024	(✓)	$—	$22,107	$—	$—
2025		$—	$4,529	$—	$—

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23.1	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group Employee Stock Ownership 401(k) Plan

	By:	/s/ Anthony Pordon

Anthony Pordon
Date: June 17, 2026
Chair, Employee Stock Ownership 401(k) Plan Committee